Exhibit 99.1

Hollinger Inc.

SEC Accepts Hollinger Settlement Offer

TORONTO, Ontario, March 25, 2008 – Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) announced today that the U.S. Securities and Exchange Commission (the "SEC") has accepted an Offer of Settlement and a Consent submitted by Hollinger.  The Offer of Settlement and the Consent have received the necessary approvals in connection with current proceedings in Canada under the Companies Creditors Arrangement Act (the "CCAA Proceedings") and in the United States under Chapter 15 of the U.S. Bankruptcy Code.  These approvals were obtained as a result of Ernst & Young LLP, the Monitor appointed in the CCAA Proceedings, consenting to a lifting of the existing stay of proceedings to allow Hollinger to complete the settlement.

The Offer of Settlement and Consent relate to proceedings initiated by the SEC on November 15, 2004 in the Illinois District Court against Conrad Black, David Radler and Hollinger.  In those proceedings the SEC alleged that Hollinger had liability for breaches of U.S. federal securities laws during 1999 to 2002 relating to: (i) US$16.55 million in payments Hollinger allegedly fraudulently received from Sun-Times Media Group, Inc. ("Sun-Times") in connection with non-compete agreements associated with certain sales transactions; (ii) Hollinger's failure to file its 2003 Form 20-F; and (iii) Hollinger falsifying or causing to be falsified its reports, books, records and accounts subject to U.S. federal securities laws and circumventing or failing to implement a system of internal accounting controls.

Hollinger has consented to the entry of Final Judgment against it, without admitting or denying the facts contained in the SEC's complaint.  The Final Judgment will provide, among other things, for the disgorgement of approximately US$21.28 million (representing US$16.55 in alleged non-competition payments received by Hollinger plus interest thereon), against which will be credited the same amount already paid to Sun-Times in satisfaction of the Delaware Court of Chancery judgment against Hollinger and Conrad Black in Hollinger International Inc. v. Black, et al.  The Final Judgment will also permanently restrain and enjoin Hollinger from future violations of U.S. federal securities laws.  Hollinger also has consented to the issuance of an Order by the SEC whereby Hollinger's registration under the U.S. federal securities laws of its Common Shares and Series II Preference Shares would be revoked.

Hollinger's Chief Executive Officer, G. Wesley Voorheis, stated: "This settlement represents one further step forward in Hollinger's efforts to resolve its outstanding regulatory and compliance issues, and allows Hollinger to continue to focus on its primary objective of maximizing the value of its assets for the benefit of all stakeholders."

Company Profile

Hollinger’s principal asset is its approximately 70.0% voting and 19.7% equity interest in Sun-Times (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contacts:

G. Wesley Voorheis
Chief Executive Officer
(416) 363-8721 ext. 237
wvoorheis@hollingerinc.com

William E. Aziz
Chief Financial Officer
(416) 363-8721 ext. 262
baziz@hollingerinc.com